UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K    ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q

☐ Form 10-D   ☐ N-CEN     ☐ Form N-CSR

For Period Ended: August 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BITMINE IMMERSION TECHNOLOGIES, INC.

Full name of Registrant

N/A

Former Name if Applicable

2030 Powers Ferry Road SE, Suite 212

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30339

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

F-1

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CDN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The registrant was unexpectedly unable to complete is audit due to the significant change in operations since the prior fiscal year.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond Mow	(562)	310-0160
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X ] No [ ]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant was a shell company during the prior fiscal year. On the other hand, in the current year, the registrant has entered the business of digital asset mining, equipment sales and hosting operations, has significantly increased the size of its board and management team, and has been raising capital to fund its business.

BitMine Immersion Technologies, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2021	By:	/s/ Raymond Mow
Raymond Mow
Chief Financial Officer (Principal Financial Officer)